SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE TO
(Amendment No. 1)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
CAPITALSOURCE INC.
(Name of Subject Company (Issuer) and Filing Person (Issuer))

3.5% Senior Convertible Debentures due 2034	4% Senior Subordinated Convertible Debentures due 2034
(Title of Class of Securities)	(Title of Class of Securities)

14055X AD 4	14055X AE 2
(CUSIP Number of Class of Securities)	(CUSIP Number of Class of Securities)
Joseph Turitz
Senior Vice President and General Counsel
CapitalSource Inc.
5404 Wisconsin Avenue, 2nd Floor
Chevy Chase, MD 20815
(301) 841-2700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
with copy to:
Stephen Arcano, Esq.
Casey Fleck, Esq.
Jonathan Ko, Esq.
Skadden, Arps, Slate, Meagher &Flom LLP
Four Times Square
New York, NY 10036
(212) 735-2000
CALCULATION OF FILING FEE

Transaction Valuation*: $280,523,000	Amount of Filing Fee**: $32,569

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 3.5% Senior Convertible Debentures due 2034 (the “Senior Debentures”) and the 4.0% Senior Subordinated Convertible Debentures due 2034 (the “Senior Subordinated Debentures”), as described herein, is $1,000 per $1,000 principal amount outstanding. As of June 15, 2011, there was $8,446,000 in aggregate principal amount of Senior Debentures outstanding and $272,077,000 in aggregate principal amount of Senior Subordinated Debentures outstanding.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $116.10 for each $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $32,569	Filing Party:	CapitalSource Inc.
Form or Registration No.: Schedule TO-I	Date Filed:	June 16, 2011
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which this statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

INTRODUCTORY STATEMENT
     This Amendment No. 1 is the final amendment to the Tender Offer Statement on Schedule TO-I (“Schedule TO-I”) originally filed by CapitalSource Inc., a Delaware corporation (the “Company”), on June 16, 2011, which related to two separate offers by the Company to repurchase for cash any and all of its 3.5% Senior Convertible Debentures due 2034 (the “Senior Debentures”) and 4.0% Senior Subordinated Convertible Debentures due 2034 (the “Senior Subordinated Debentures,” and, together with the Senior Debentures, the “Debentures”).
     The Senior Debentures were issued under an Indenture, dated as of July 7, 2004 (the “Senior Indenture”), between the Company and U.S. Bank National Association, as trustee (“U.S. Bank”), and CapitalSource Holdings LLC and CapitalSource Finance LLC, as guarantors, and the Senior Subordinated Debentures were issued under an Indenture, dated as of April 4, 2007 (together with the Senior Indenture, the “Indentures”), between the Company and Wells Fargo Bank, National Association, as trustee (“Wells Fargo”), and CapitalSource Finance LLC, as guarantor. U.S. Bank is acting as paying and conversion agent for the Senior Debentures, and Wells Fargo is acting as paying and conversion agent for the Senior Subordinated Debentures.
     This Amendment No. 1 is being filed by the Company to amend and supplement certain provisions of the Schedule TO-I to the extent set forth herein.
     This Amendment No. 1 is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.
Item 4. Terms of the Transaction
     Item 4 of the Schedule TO-I is hereby amended and supplemented by adding the following language:
     The Put Option expired at 12:00 midnight, New York City time, on July 14, 2011. Senior Debentures in an aggregate principal amount of $5,761,000, and Senior Subordinated Debentures in an aggregate principal amount of $227,054,000, were validly surrendered for repurchase and not withdrawn prior to the expiration of the Put Option, all of which have been accepted for repurchase at a cash price of $1,000 per $1,000 principal amount of the Debentures, or an aggregate of $232,815,000. The Company has forwarded cash in payment of the aggregate repurchase price to U.S. Bank and Wells Fargo for distribution to the Holders in accordance with the procedures of The Depository Trust Company. All of the Debentures not tendered in connection with the Put Option, consisting of $2,685,000 aggregate principal amount of Senior Debentures and $45,023,000 aggregate principal amount of Senior Subordinated Debentures or a total of $47,708,000 aggregate principal amount of Debentures, will be redeemed on July 15, 2011 pursuant to the Redemption. Following the Redemption, no Debentures will remain outstanding.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAPITALSOURCE INC.
By:	/s/ Joseph Turitz
Joseph Turitz
Senior Vice President and General Counsel

Dated: July 15, 2011